SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 19, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated December 19, 2006, the Company reported that the Company entered into an agreement to purchase all of the capital stock of Rummaala S.A. for an aggregate purchase price of (i) US$4.5 million, of which a down payment of US$0.5 million was made and (ii) certain units of the building to be constructed on the plot of land owned by Rummaala. Such property is located in the neighborhood of Vicente López, in the Province of Buenos Aires and constitutes the principal asset of Rummaala.

At the same time, the Company entered into an agreement with Verdier S.A. to acquire a parcel of land adjacent to the Rummaala plot of land for an aggregate purchase price of (i) US$0.5 million and (ii) the transfer to Verdier of certain units in our Edificios Crucero I and II apartment buildings and certain units in the building to be constructed on such acquired land.

The closing of both transactions is subject to, among other conditions precedent, approval by the Comisión Nacional de Defensa de la Competencia, the Argentine antitrust authority.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: December 19, 2006